                                                  Registration No. 333-
                                                                       ---------

     As filed with the Securities and Exchange Commission on April 27, 2001


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         EasyLink Services Corporation
             (Exact name of registrant as specified in its charter)

        DELAWARE                                    13-3780773
(State or other jurisdiction                     (I.R.S. Employer
of incorporation or organization)               Identification Number)


                               399 Thornall Street
                                Edison, NJ 08837
                                 (732) 906-2000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            David W. Ambrosia, Esq.
                  Executive Vice President and General Counsel
                         EasyLink Services Corporation
                              399 Thornall Street
                                Edison, NJ 08837
                                 (732) 906-2000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                          Ronald A. Fleming, Jr., Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 858-1143

                -----------------------------------------------

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               -----------------


Pursuant to Rule 429(a) of the Securities Act of 1933, as amended, a combined prospectus is being used in this registration statement, and pursuant to Rule 429(b) of the Securities Act of 1933, as amended, the earlier registration statements to which the combined prospectus relates are the Company's Form S-3 Registration Statement filed on August 4, 2001 (Registration File No. 333-43060) and Form S-3 Registration Statement filed on July 11, 2000, as amended on August 2, 2000 (Registration File No. 333-41156).

                         CALCULATION OF REGISTRATION FEE

===================== ============== ================== =================== ==============
Title of each class   Amount to be   Proposed maximum    Proposed maximum     Amount of
of securities to be   registered(1)   offering price        aggregate       registration
     registered            (2)          per unit(3)     offering price(3)      fee(3)
--------------------- -------------- ------------------ ------------------- --------------
   Class A Common
  Stock, par value      40,034,256        $ 0.635          $ 25,421,752        $6,355
  $0.01 per share
===================== ============== ================== =================== ==============

(1) Includes 36,975,512 shares issuable upon conversion of outstanding senior convertible notes or mandatorily issuable in payment of a portion of the interest on such notes. The notes are convertible into Class A common stock, $0.01 par value per share, of EasyLink Services Corporation at various conversion prices, each of which is subject to adjustment under certain circumstances. This registration statement includes such additional shares of Class A common stock as may be issuable pursuant to such adjustments.
(2) Pursuant to Rule 429 of the General Rules and Regulations under the Securities Act of 1933, as amended, the prospectus which constitutes part of this registration statement also relates to the remaining 811,944 shares of common stock registered on Form S-3 (File No. 333-43060) and Form S-3 (File No. 333-41156), which registration statements are still effective. Filing fees of $240.58 and $1,165.73, respectively, were previously paid for the registration of those 811,944 shares.
(3) Estimated in accordance with Rule 457(c) under the Securities Act solely for the purpose of computing the registration fee based upon the average of the high and low prices of the Class A common stock on April 25,2001, as quoted on the Nasdaq National Market.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until a registration statement relating to these securities filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   Subject to Completion, Dated April 27, 2001
PROSPECTUS

                                40,846,200 Shares

                          EasyLink Services Corporation

                              Class A common stock

                              --------------------

    This prospectus relates to the offering of our Class A common stock held by selling stockholders or issuable upon conversion of or in payment of a portion of the interest on our outstanding senior convertible notes held by other selling stockholders. The selling stockholders may sell the shares from time to time. We will pay certain of the expenses of this offering; however, except with respect to 185,686 of the shares covered by this prospectus, EasyLink Services is not responsible for the cost of brokerage commissions and discounts. We will not receive any proceeds from the sale of shares by the selling stockholders.

    The selling stockholders may offer and sell all of the shares in the over-the-counter market or on one or more exchanges. The selling stockholders may sell the shares at the then prevailing market price for the shares or in negotiated transactions.

    Our Class A common stock is listed on the Nasdaq National Market under the symbol "EASY." On April 26, 2001, the closing price of our Class A common stock on the Nasdaq National Market was $0.72 per share.

  This investment involves risk. You should purchase only if you can afford a complete loss. See "Risk Factors" beginning on page 7.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              --------------------

                    The date of this prospectus is [ ], 2001

                               TABLE OF CONTENTS

                                                                   Page

Incorporation of Documents By Reference ..........................    3
Where You Can Get More Information ...............................    4
Cautionary Statements Regarding Forward-Looking Statements .......    4
Prospectus Summary ...............................................    5
Risk Factors .....................................................    7
Use of Proceeds ..................................................   25
Description of Capital Stock .....................................   25
Selling Stockholders .............................................   29
Plan of Distribution .............................................   33
Legal Matters ....................................................   34
Experts ..........................................................   34

                              --------------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, the Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the date of any sale of the Class A common stock.

                              --------------------

           Information contained on our Web sites will not be deemed
                         to be part of this prospectus.

                              --------------------

                     INCORPORATION OF DOCUMENTS BY REFERENCE

   We furnish our stockholders with annual reports containing audited financial statements and other appropriate reports. We also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Instead of repeating in this prospectus information that we have already filed with the Securities and Exchange Commission, rules of the Securities and Exchange Commission permit us to "incorporate by reference" the information we file with them. These rules mean that we can disclose important information to you by referring you to those documents that we have previously filed with the Securities and Exchange Commission. These documents are considered to be part of this prospectus. Any documents that we file with the Securities and Exchange Commission in the future will also be considered to be part of this prospectus and will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of the Class A common stock offered by this prospectus.

o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Commission on April 2, 2001;

o Our Current Reports on Form 8-K and all amendments thereto on Form 8-K/A filed with the Commission on August 23, 1999, November 3, 1999, February 11, 2000, March 28, 2000, April 24, 2000, May 26, 2000, January 10,

        2001, January 17, 2001, February 7, 2001, February 8, 2001, February 13, 2001, February 26, 2001, March 9, 2001 and March 26, 2001 and

o Our Definitive Proxy Statement filed on April 27, 2001.

                       WHERE YOU CAN GET MORE INFORMATION

   We have filed a registration statement with the Securities and Exchange Commission to register the Class A common stock that the selling stockholders are offering to you. This prospectus is part of that registration statement. As allowed by the Securities and Exchange Commission's rules, we have not included in this prospectus all of the information that is included in the registration statement. At your oral or written request, we will provide to you, without charge, a copy of the registration statement or any of the exhibits to the registration statement or any or all of the other information that has been incorporated by reference in this prospectus but not delivered with this prospectus. If you want more information, write or call us at:

                          EasyLink Services Corporation
                               399 Thornall Street
                                Edison, NJ 08837
                            Telephone: (732) 906-2000
                          Attention: Investor Relations

   You may also obtain a copy of any filing we have made with the Securities and Exchange Commission directly from the Securities and Exchange Commission. You may either:

o read and copy reports, proxy and information statements or other information we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission's public reference room at 450 Fifth Street N.W., Washington, D.C 20549.

o obtain copies of reports, proxy and information statements and other information that we have filed with the Securities and Exchange Commission on the Securities and Exchange Commission's Internet web site at http://www.sec.gov.

   You can get more information about the Securities and Exchange Commission's public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

                  CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

    We make forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 throughout this prospectus. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "believes," "estimates," "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the "Risk Factors" section of this prospectus.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This is not intended to be a complete description of the matters covered in this prospectus and is subject to and qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this prospectus.

Our company

    EasyLink Services Corporation, formerly Mail.com, Inc., is a leading global provider of outsourced messaging services to enterprises and service providers. EasyLink Services combines the businesses of Mail.com Business Messaging Services, Swift Telecommunications, Inc. and the Easylink Services business acquired from AT&T Corp. by Swift Telecommunications. As a result of this combination, we offer a comprehensive portfolio of messaging services to thousands of business customers worldwide including the majority of the Fortune
500. By leveraging these relationships, we believe that we are positioned to grow in both of the major sectors of the messaging services industry.

    Through continued expansion of our messaging services lines of business and selling multiple services to our large customer base, we seek to establish a position in the emerging managed and hosted e-mail markets while expanding our already established position in the message delivery services market. Because the essential communications computer network companies need to do business in today's 24x7x365 environment is common across all messaging services, Easylink Services is further positioned to benefit from the scale this business combination created.

    Our services include:

o e-mail and groupware services through which we host and operate on our premises our customer's e-mail and groupware systems such as Microsoft Exchange, Novell GroupWise and other Internet e-mail services which allow users to send and receive their e-mail from any location connected to the Internet;

o virus protection, unsolicited e-mail or spam control and content filtering services that protect a customer's e-mail system from messages before they enter or leave the corporate network;

o message delivery services such as electronic data interchange or "EDI," telex, desktop fax, broadcast messaging and production messaging services; and

o professional services such as managed messaging services support, on-site messaging applications management, help desk and staff augmentation services.

    We provide services on a managed basis that enable our customers to provide e-mail and groupware, virus protection, spam control and content filtering and message delivery services to their customers or employees. We derive revenue from license fees, monthly per-user fees, per-message charges, per-minute charges and consulting fees.

Other operations

    We previously operated an advertising network business. On October 26, 2000, we announced our intention to sell this business to focus exclusively on our established outsourced messaging business. On March 30, 2001, we completed the sale of the advertising network business to Net2Phone, Inc. Included in the sale were our rights to provide e-mail-based advertising and permission marketing solutions to advertisers, as well as our rights to provide e-mail services directly to consumers at the www.mail.com Web site and in partnership with other Web sites.

         In March 2000, we formed WORLD.com, Inc. to develop the Company's portfolio of domain names into independent Web properties, and subsequently acquired or formed its subsidiaries Asia.com, Inc. and India.com, Inc. in which WORLD.com is the majority owner. In November 2000, the Company announced its intention to sell all assets not related to its core outsourced messaging business, including Asia.com, Inc., India.com, Inc. and its portfolio of domain names.

    We are a Delaware corporation. Our principal executive offices are located at 399 Thornall Street, Edison, NJ 08837. Our phone number is (732) 906-2000.

                                  RISK FACTORS

     Before you invest in our Class A common stock, you should carefully consider the risks described below and the other information included or incorporated by reference in this prospectus.

We have only a limited operating history, we are involved in a new and unproven industry and we have determined to focus on our core outsourced messaging business.

    We have only a limited operating history upon which you can evaluate our business and our prospects. We have offered a commercial email service since November 1996 under the name iName. We changed our company name to Mail.com, Inc. in January 1999. In February 2000, we acquired NetMoves Corporation, a provider of a variety of Internet message delivery services to businesses. In March 2000, we formed WORLD.com to develop and operate our domain name properties as independent Web sites. In the fourth quarter of 2000, we announced our intention to focus exclusively on our outsourced messaging business and to sell all assets not related to this business. In February 2001, we acquired Swift Telecommunications, Inc. which had contemporaneously acquired the EasyLink Services business from AT&T Corp. The EasyLink Services business is a provider of outsourced e-mail services and of message delivery services such as electronic data interchange or EDI, fax and telex services. Swift is a provider of telex services. On March 30, 2001, we announced that we had sold our advertising network business to Net2Phone, Inc. Our success will depend in part upon our ability to maintain or expand our sales of message delivery services such as EDI and fax services to enterprises, the the development of a viable market for fee-based e-mail and groupware services on an outsourced basis, our ability to compete successfully in those markets and our ability to successfully sell our non-core assets on favorable terms. For the reasons discussed in more detail below, there are substantial obstacles to our achieving and sustaining profitability.

We have incurred losses since inception and expect to incur substantial losses in the future.

    We have generated only limited revenues to date. We have not achieved profitability in any period, and we may not be able to achieve or sustain profitability. We incurred a net loss attributable to common stockholders of $85.8 million for the fourth quarter of 2000 and $229.5 million for the year ended December 31, 2000. We had an accumulated deficit of $307.2 million as of December 31, 2000. We expect to continue to incur substantial net losses and negative operating cash flow for the foreseeable future. We intend to expand our sales and marketing operations, upgrade and enhance our technology, continue our international expansion, and improve and expand our management information and other internal systems. We intend to continue to make strategic acquisitions and investments, which may result in significant amortization of goodwill and other expenses. We are making these expenditures in anticipation of higher revenues, but there will be a delay in realizing higher revenues even if we are successful. If we do not succeed in substantially increasing our revenues or integrating the EasyLink Services and Swift businesses with our historical business, our losses will continue indefinitely and will increase.

If we are unable to raise necessary capital in the future, we may be unable to fund necessary expenditures.

    We anticipate the need to raise additional capital in the future. However, we may not be able to raise on terms favorable to us, or at all, amounts necessary to fund our anticipated expenditures or future expansion, develop new or enhanced services, respond to competitive pressures, promote our brand name or acquire complementary businesses, technologies or services. Some of our stockholders have registration rights that could interfere with our ability to raise needed capital.

    If we raise additional funds by issuing equity securities or debt convertible into equity securities, stockholders may experience dilution of their ownership interest. The amount of dilution resulting from issuance of additional shares of Class A common stock and securities convertible into Class A common stock and the potential dilution that may result from future issuances has significantly increased in light of the decline in our stock price. Moreover, we could issue preferred stock that has rights senior to those of the Class A common stock. If we raise funds by issuing debt, our lenders may place limitations on our operations, including our ability to pay dividends.

We intend to sell all of our assets not related to our core outsourced messaging business but may experience difficulty completing any or all of such sales on favorable terms or at all.

    We recently announced our intention to sell all of our non-core assets, including our advertising network business, our Asia.com, Inc. and India.com, Inc. subsidiaries and our portfolio of Internet domain names. On March 30, 2001, we completed the sale of our advertising network business to Net2Phone. We cannot assure you that we will be able to sell all or any of our remaining non-core assets on favorable terms or at all. We also cannot assure you as to the timing or the terms and conditions of the sale of any of these assets or the form or amount of consideration (if any) that may be received. The realizable value of these assets may ultimately prove to be less than the carrying value currently reflected in our consolidated financial statements. Moreover, if the sales are not successfully completed, the market price of our common stock may decline to the extent that the current market price reflects a market assumption that such sales will be successfully completed. To the extent that we receive non-cash consideration in any of these sales, we may not be able to liquidate this consideration or otherwise turn it into cash for a period of time after we receive it or at all.

We intend to continue to acquire, or make strategic investments in, other businesses and acquire or license technology and other assets and we may have difficulty integrating these businesses or generating an acceptable return.

    We have completed a number of acquisitions and strategic investments since our initial public offering. For example, we acquired NetMoves Corporation, a provider of a variety of message delivery services to businesses, and The Allegro Group, Inc., a provider of email and email related services, such as virus blocking and content screening, to businesses. We recently acquired Swift Telecommunications, Inc. and the EasyLink Services business that it had contemporaneously acquired from AT&T Corp. We will continue our efforts to acquire or make strategic investments in businesses and to acquire or license technology and other assets, and any of these acquisitions may be material to us. We cannot assure you that acquisition or licensing opportunities will continue to be available on terms acceptable to us or at all. Such acquisitions involve risks, including:

o        inability to raise the required capital;

o        difficulty in assimilating the acquired operations and personnel;

o        inability to retain any acquired member or customer accounts;
         disruption of our ongoing business;

o        the need for additional capital to fund losses of acquired businesses;

o inability to successfully incorporate acquired technology into our service offerings and maintain uniform standards, controls, procedures and policies; and

o        lack of the necessary experience to enter new markets.

    We may not successfully overcome problems encountered in connection with potential acquisitions. In addition, an acquisition could materially impair our operating results by diluting our stockholders' equity, causing us to incur additional debt or requiring us to amortize acquisition expenses and acquired assets.

We may be unable to successfully integrate the EasyLink Services business acquired from AT&T.

    On February 23, 2001, we completed the acquisition of Swift Telecommunications, Inc. which had contemporaneously acquired the EasyLink Services business of AT&T Corp. The EasyLink Services business acquired from AT&T provides a variety of messaging services such as e-mail, EDI, fax and telex services. This business was a division of AT&T and was not a separate independent operating entity. We hired only a portion of the employees of the business. The messaging network for this business resides on AT&T's managed network and is being operated and maintained for EasyLink Services by AT&T pursuant to a Transition Services Agreement. In addition, AT&T will continue to provide a variety of business and administrative functions for the business under the Transition Services Agreement. EasyLink Services plans to migrate off the AT&T network to the EasyLink Services network and to assume responsibility for these other functions over the next two years.

    We cannot assure you that we will be able to successfully transition the EasyLink Services network and other operations from AT&T to us, or successfully integrate them into our operations, in a timely manner or without incurring substantial unforeseen expense. Even if successfully transitioned and integrated, we may be unable to operate the business at expense levels that are ultimately profitable for us. Our inability to successfully transition, integrate or operate the network and operations of the EasyLink Services business will result in a material adverse effect on our business, results of operations and financial condition.

We have incurred significant indebtedness for money borrowed.

    As of March 31, 2001, we had approximately $108 million principal amount of outstanding indebtedness for borrowed money. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could (1) make it difficult for us to make payments on our indebtedness, (2) make it difficult to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes, (3) limit our flexibility in planning for, or reacting to changes in, our business, and (4) make us more vulnerable in the event of a downturn in our business.

We may be unable to pay debt service on our indebtedness for money borrowed and other obligations.

    We had an operating loss and negative cash flow during the fourth quarter of 2000 and for the year ended December 31, 2000 and expect to incur substantial losses and negative cash flows for the foreseeable future. In addition, we have a substantial amount of outstanding accounts payable. Accordingly, cash generated by our operations would have been insufficient to pay the amount of interest payable annually on our outstanding indebtedness or to pay our other obligations. We cannot assure you that we will be able to pay interest and other amounts due on our outstanding indebtedness, or our other obligations, on the scheduled dates or at all. If our cash flow and cash balances are inadequate to meet our obligations, we could face substantial liquidity problems. We cannot assure you that the proposed sale of our remaining non-core assets will not negatively impact our cash flow available to service our debt. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we otherwise fail to comply with any covenants in our indebtedness, we would be in default under these obligations, which would permit these lenders to accelerate the maturity of the obligations and could cause defaults under our indebtedness. Any such default could have a material adverse effect on our business, results of operations and financial condition. We cannot assure you that we would be able to repay amounts due on our indebtedness if payment of the indebtedness were accelerated following the occurrence of an event of default under, or certain other events specified in, the indenture for the convertible notes, including any deemed sale of all or substantially all of our assets.

Outsourcing of e-mail and groupware services and message delivery services may not prove to be viable businesses.

    An important part of our business strategy is to leverage our existing global customer base and global network by continuing to provide the best message delivery services today and by offering these customers managed e-mail and other messaging services in the future. The market for managed e-mail, groupware services and other messaging services such as virus protection, spam control and content filtering services and professional messaging services is only beginning to develop. Our success will depend on the continued expansion of the market for outsourced message delivery services such as EDI and fax services and the development of viable markets for the outsourcing of managed e-mail and groupware services, services to protect corporate e-mail systems from viruses, spam and offensive content and related professional messaging services. Each of these developments is somewhat speculative.

    There are significant obstacles to the development of a sizable market for messaging services outsourcing. Outsourcing is one of the principal methods by which we will attempt to reach the size we believe is necessary to be successful. Security and the reliability of the Internet, however, are likely to be of concern to enterprises and service providers deciding whether to outsource their messaging services or to continue to provide it themselves. These concerns are likely to be particularly strong at larger businesses and service providers, which are better able to afford the costs of maintaining their own systems. While we intend to focus exclusively on our outsourced messaging services, we cannot be sure that we will be able to maintain or expand our business customer base or that we will be able to sell managed messaging services such as e-mail and groupware hosting services, virus protection, spam control or content filtering services or professional services to this customer base. In addition, the sales cycle for managed messaging services such as hosting services is lengthy and could delay our ability to generate revenues in the managed messaging services market. As part of our business strategy, we plan to offer additional outsourced messaging and other services to existing customers. We cannot assure you that these customers will purchase these services or will purchase them at prices that we wish to charge. Furthermore, we may not be able to generate significant additional revenues by providing our outsourced e-mail and groupware services to businesses. Standards for pricing in the business e-mail and groupware services market are not yet well defined and some businesses and service providers may not be willing to pay the fees we wish to charge. We cannot assure you that the fees we intend to charge will be sufficient to offset the related costs of providing these services.

We may fail to meet market expectations because of fluctuations in our quarterly operating results, which would cause our stock price to decline.

    Although we intend to steadily increase our spending and investment to support our planned growth, our revenues (and some of our costs) will be much less predictable. This is likely to result in significant fluctuations in our quarterly results, and to limit the value of quarter-to-quarter comparisons. Because of our limited operating history, the emerging nature of our industry and our planned sale of our non-core assets, we anticipate that securities analysts will have difficulty in accurately forecasting our results. It is likely that our operating results in some quarters will be below market expectations. In this event, the price of our Class A common stock is likely to decline.

    The following are among the factors that could cause significant fluctuations in our operating results:

o incurrence of other cash and non-cash accounting charges, including charges resulting from acquisitions or dispositions of assets, including from the disposition of non-core assets such as our Asia.com and India.com subsidiaries;

o        non-cash charges associated with repriced stock options;

o system outages, delays in obtaining new equipment or problems with planned upgrades;

o        disruption or impairment of the Internet;

o        demand for outsourced messaging services;

o attracting and retaining customers and maintaining customer satisfaction;

o        introduction of new or enhanced services by us or our competitors;

o        changes in our pricing policy or that of our competitors;

o changes in governmental regulation of the Internet and messaging in particular; and

o        general economic and market conditions.

Other such factors in our non-core businesses include:

o incurrence of additional expenditures without receipt of offsetting revenues pending the sale of these businesses.

We expect significant stock based compensation charges related to repriced options.

    In light of the decline in our stock price and in an effort to retain our employee base, on November 14, 2000, the Company offered to certain of its employees, officers and directors, other than Gerald Gorman, the right to reprice certain outstanding stock options to an exercise price equal to the closing price of the Company's Class A common stock on NASDAQ on November 14, 2000. Options to purchase 6,327,986 shares are subject to repricing. The repriced options vest at the same rate that they would have vested under their original terms except that shares issuable upon exercise of these options may not be sold until after November 14, 2001. In March 2000, Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25" ("Interpretation"). Among other issues, this Interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25,
(b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. As a result, under the Interpretation, stock options repriced after December 15, 1998 are subject to variable plan accounting treatment. This guidance requires the Company to re-measure compensation cost for outstanding repriced options each reporting period based on changes in the market value of the underlying common stock. Depending upon movements in the market value of the Company's common stock, this accounting treatment may result in significant non-cash compensation charges in future periods.

Several of our competitors have substantially greater resources, longer operating histories, larger customer bases and broader product offerings.

    Our business is, and we believe will continue to be, intensely competitive.

    Many of our competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than those available to us. As a result, they may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their services to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition to direct competitors, many of our larger potential customers may seek to internally fulfill their messaging needs through the deployment of their own on premises messaging systems.

    Some of our competitors provide a variety of business services and products such as Internet access and other telecommunications services, browser software, homepage design, Web site hosting and software and hardware solutions in addition to messaging services. The ability of these competitors to offer a broader suite of complementary services may give them a considerable advantage over us.

    The level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as we expand our service offerings, we expect to encounter increased competition in the development and delivery of these services. We may not be able to compete successfully against our current or future competitors.

Our rapid expansion is straining our existing resources, and if we are not able to manage our growth effectively, our business and operating results will suffer.

    We have aggressively expanded our operations in anticipation of continued growth in our business and as a result of our acquisitions. We have also developed the technology and infrastructure to offer a range of services in the market for outsourced messaging services. At the same time, we announced our intention to sell all of our non-core assets, including our advertising network business, our World.com subsidiaries Asia.com and India.com and our portfolio of domain names. This expansion and the decision to sell all of our non-core assets has placed, and we expect it to continue to place, a significant strain on our managerial, operational and financial resources. If we cannot manage our growth or the sale of non-core assets effectively, our business, operating results and financial condition will suffer.

It is difficult to retain key personnel and attract additional qualified employees in our business and the loss of key personnel and the burden of attracting additional qualified employees may impede the operation and growth of our business and cause our revenues to decline.

    Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel, but they have no contractual obligation to remain with us. In particular, our success depends on the continued service of Gerald Gorman, our Chairman, Thomas Murawski, our Chief Executive Officer, Brad Schrader, our President, and Debra McClister, our Executive Vice President and Chief Financial Officer. The loss of the services of Messrs. Gorman, Murawski or Schrader or of Ms. McClister, or several other key employees, would impede the operation and growth of our business. The successful dispostion of our non-core businesses depends on the continued services of Gary Millin, Chief Executive Officer of World.com.

    To manage our existing business and handle any future growth, we will have to attract, retain and motivate additional highly skilled employees. In particular, we will need to hire and retain qualified salespeople if we are to meet our sales goals. We will also need to hire and retain additional experienced and skilled technical personnel in order to meet the increasing technical demands of our expanding business. Competition for employees in messaging-related businesses is intense. We have in the past experienced, and expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. If we are unable to do so, our management may not be able to effectively manage our business, exploit opportunities and respond to competitive challenges.

Our business is heavily dependent on technology, including technology that has not yet been proven reliable at high traffic levels and technology that we do not control.

    The performance of our computer systems is critical to the quality of service we are able to provide to our customers. If our services are unavailable or fail to perform to their satisfaction, they may cease using our service. In addition, our agreements with several of our customers establish minimum performance standards. If we fail to meet these standards, our customers could terminate their relationships with us and assert claims for monetary damages.

We need to upgrade our computer systems to accommodate increases in messaging traffic and to accommodate increases in the usage of our services, but we may not be able to do so while maintaining our current level of service, or at all.

    We must continue to expand and adapt our computer systems as the number of customers and the amount of information they wish to transmit increases and as their requirements change, and as we further develop our messaging services. Because we have only been providing some of our services such as managed e-mail and groupware services for a limited time, and because our computer systems for these services have not been tested at greater capacities, we cannot guarantee the ability of our computer systems to connect and manage a substantially larger number of customers or meet the needs of business customers at high transmission speeds. If we cannot provide the necessary service while maintaining expected performance, our business would suffer and our ability to generate revenues through our services would be impaired.

    The expansion and adaptation of our computer systems will require substantial financial, operational and managerial resources. We may not be able to accurately project the timing of increases in email traffic or other customer requirements. In addition, the very process of upgrading our computer systems is likely to cause service disruptions. This is because we will have to take various elements of the network out of service in order to install some upgrades.

Our computer systems may fail and interrupt our service.

    Our customers have in the past experienced interruptions in our services. We believe that these interruptions will continue to occur from time to time. These interruptions are due to hardware failures, unsolicited bulk emails that overload our system and other computer system failures. In particular, we have experienced outages and delays in email delivery and access to our email service related to disk failures, the implementation of changes to our computer system, insufficient storage capacity and other problems. These failures have resulted and may continue to result in significant disruptions to our service. Although we plan to install backup computers and implement procedures to reduce the impact of future malfunctions in these systems, the presence of these and other single points of failure in our network increases the risk of service interruptions. Some aspects of our computer systems are not redundant. These include our member database system and our email storage system, which stores emails and other data for our members. In addition, substantially all of our computer and communications systems relating to our email services other than the systems located and operated by AT&T Corp. under our Transition Services Agreement with them are currently located in our primary data centers in Manhattan, Edison, New Jersey and Dayton, Ohio. We currently do not have alternate sites from which we could conduct these operations in the event of a disaster. Our computer and communications hardware is vulnerable to damage or interruption from fire, flood, earthquake, power loss, telecommunications failure and similar events. Our services would be suspended for a significant period of time if any of our primary data centers was severely damaged or destroyed. We might also lose stored emails and other member or customer files, causing significant member dissatisfaction and possibly giving rise to claims for monetary damages.

Our services will become less desirable or obsolete if we are unable to keep up with the rapid changes characteristic of our business.

    Our success will depend on our ability to enhance our existing services and to introduce new services in order to adapt to rapidly changing technologies, industry standards and customer demands. To compete successfully, we will have to accurately anticipate changes in business and consumer demand and add new features to our services very rapidly. We also have to regularly upgrade our software to ensure that it remains compatible with the wide and changing variety of Web browsers and other software used by our members and business customers. We may not be able to integrate the necessary technology into our computer systems on a timely basis or without degrading the performance of our existing services. We cannot be sure that, once integrated, new technology will function as expected. Delays in introducing effective new services could cause existing and potential customers to forego use of our services and to use instead those of our competitors.

Our business will suffer if we are unable to provide adequate security for our service, or if our service is impaired by security measures imposed by third parties.

    Security is a critical issue for any outsourced messaging service, and presents a number of challenges for us.

    If we are unable to maintain the security of our service, our reputation and our ability to attract and retain customers may suffer, and we may be exposed to liability. Third parties may attempt to breach our security or that of our customers whose networks we may maintain or for whom we provide services. If they are successful, they could obtain information that is sensitive or confidential to a customer or otherwise disrupt a customer's operations or obtain confidential information, including our customer's profiles, passwords, financial account information, credit card numbers, stored email or other personal or business information. Our customers or their employees may assert claims for money damages for any breach in our security and any breach could harm our reputation.

    Our computers are vulnerable to computer viruses, physical or electronic break-ins and similar incursions, which could lead to interruptions, delays or loss of data. We expect to expend significant capital and other resources to license or create encryption and other technologies to protect against security breaches or to alleviate problems caused by any breach. Nevertheless, these measures may prove ineffective. Our failure to prevent security breaches may expose us to liability and may adversely affect our ability to attract and retain members and develop our business market.

    Security measures taken by others may interfere with the efficient operation of our service, which may harm our reputation, adversely impact our ability to attract and retain customers. "Firewalls" and similar network security software employed by many ISPs, employers and schools can interfere with the operation of our services.

We are dependent on licensed technology.

    We license a significant amount of technology from third parties, including technology related to our managed e-mail and groupware services, virus protection, spam control and content filtering services, Internet fax services, billing processes and database. We anticipate that we will need to license additional technology to remain competitive. We may not be able to license these technologies on commercially reasonable terms or at all. Third-party licenses expose us to increased risks, including risks relating to the integration of new technology, the diversion of resources from the development of our own proprietary technology, a greater need to generate revenues sufficient to offset associated license costs, and the possible termination of or failure to renew an important license by the third-party licensor.

If the Internet and other third-party networks on which we depend to deliver our services become ineffective as a means of transmitting data, the benefits of our service may be severely undermined.

    Our business depends on the effectiveness of the Internet as a means of transmitting data. The recent growth in the use of the Internet has caused frequent interruptions and delays in accessing and transmitting data over the Internet. Any deterioration in the performance of the Internet as a whole could undermine the benefits of our services. Therefore, our success depends on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion. We also depend on telecommunications network suppliers such as AT&T Corp., Worldcom, MFS, BBN Planet and UUNET for a variety of telecommunications and Internet services

    Pending the transition of the network and operations for the EasyLink Services business acquired from AT&T, we are dependent on the services being provided to us under our Transition Services Agreement with AT&T. See "Risk Factors - We May Be Unable to Successfully Integrate the EasyLink Services Business Acquired From AT&T."

Gerald Gorman controls EasyLink Services and will be able to prevent a change of control.

    Gerald Gorman, our Chairman, beneficially owned as of March 31, 2001 Class A and Class B common stock representing approximately 55% of the voting power of our outstanding common stock. Each share of Class B common stock entitles the holder to 10 votes on any matter submitted to the stockholders. As a result of his share ownership, Mr. Gorman will be able to determine the outcome of all matters requiring stockholder approval, including the election of directors, amendment of our charter and approval of significant corporate transactions. Mr. Gorman will be in a position to prevent a change in control of EasyLink Services even if the other stockholders were in favor of the transaction.

    We have agreed to permit Federal Partners, L.P., a holder of our senior convertible notes and Class A common stock, to designate one member of our board of directors. In addition, in connection with the acquisition of Swift Telecommunications, Inc., we agreed to appoint George Abi Zeid, the former sole shareholder of Swift, as a director and as our President of International Operations. In addition, we and Mr. Gorman have agreed to permit our stockholders who formerly held our preferred stock to designate a total of three members of our board of directors. Currently, such former holders of our preferred stock have no designee on our board.

    Our charter contains provisions that could deter or make more expensive a takeover of EasyLink Services. These provisions include the ability to issue "blank check" preferred stock without stockholder approval.

Our goal of building brand identity is likely to be difficult and expensive.

    We announced on March 31, 2001 that we have changed our corporate name to EasyLink Services Corporation to more accurately reflect the strengths, relationships and solutions that we offer. We believe that a quality brand identity will be essential if we are to develop our business services market. We do not have experience with some of the types of marketing that we are currently using. If our marketing efforts cost more than anticipated or if we cannot increase our brand awareness, our losses will increase and our ability to succeed will be seriously impeded.

Our expansion into international markets is subject to significant risks and our losses may increase and our operating results may suffer if our revenues from international operations do not exceed the costs of those operations.

    We intend to continue to expand into international markets and to expend significant financial and managerial resources to do so. We have limited experience in international operations and may not be able to compete effectively in international markets. If our revenues from international operations do not exceed the expense of establishing and maintaining these operations, our losses will increase and our operating results will suffer. We face significant risks inherent in conducting business internationally, such as:

o        uncertain demand in foreign markets for messaging services;

o difficulties and costs of staffing and managing international operations;

o        differing technology standards;

o difficulties in collecting accounts receivable and longer collection periods;

o economic instability and fluctuations in currency exchange rates and imposition of currency exchange controls;

o        potentially adverse tax consequences;

o regulatory limitations on the activities in which we can engage and foreign ownership limitations on our ability to hold an interest in entities through which we wish to conduct business;

o political instability, unexpected changes in regulatory requirements, and reduced protection for intellectual property rights in some countries;

o        export restrictions, and

o difficulties in enforcing contracts and potentially adverse consequences.

Regulation of messaging services and Internet use is evolving and may adversely impact our business.

    There are currently few laws or regulations that specifically regulate activity on the Internet. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing, and the characteristics and quality of products and services. For example, the Telecommunications Act of 1996 restricts the types of information and content transmitted over the Internet. Several telecommunications companies have petitioned the FCC to regulate ISPs and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet. Any new laws or regulations relating to the Internet could adversely affect our business.

    Moreover, the extent to which existing laws relating to issues such as property ownership, pornography, libel and personal privacy are applicable to the Internet is uncertain. We could face liability for defamation, copyright, patent or trademark infringement and other claims based on the content of the email or fax transmitted over our system. We do not and cannot screen all the content generated and received by our customers. Some foreign governments, such as Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. We may be subject to legal proceedings and damage claims if we are found to have violated laws relating to email content.

    We are subject to regulation by various state public service and public utility commissions and by various international regulatory authorities with respect to some of our fax services. We are licensed by the FCC as an authorized telecommunications company and are classified as a "non-dominant interexchange carrier." Generally, the FCC has chosen not to exercise its statutory power to closely regulate the charges or practices of non-dominant carriers. Nevertheless, the FCC acts upon complaints against such carriers for failure to comply with statutory obligations or with the FCC's rules, regulations and policies. The FCC also has the power to impose more stringent regulatory requirements on us and to change its regulatory classification. There can be no assurance that the FCC will not change its regulatory classification or otherwise subject us to more burdensome regulatory requirements.

    Continued changes in telecommunications regulations may significantly reduce the cost of domestic and international calls. To the extent that the cost of domestic and international calls decreases, we will face increased competition for our fax services which may have a material adverse effect on our business, financial condition or results in operations.

    In connection with the deployment of Internet-capable nodes in countries throughout the world, we are required to satisfy a variety of foreign regulatory requirements. We intend to explore and seek to comply with these requirements on a country-by-country basis as the deployment of Internet-capable fax nodes continues. There can be no assurance that we will be able to satisfy the regulatory requirements in each of the countries currently targeted for node deployment, and the failure to satisfy such requirements may prevent us from installing Internet-capable fax nodes in such countries. The failure to deploy a number of such nodes could have a material adverse effect on our business, operating results and financial condition.

    Our fax nodes and our faxLauncher service utilize encryption technology in connection with the routing of customer documents through the Internet. The export of such encryption technology is regulated by the United States government. We have authority for the export of such encryption technology other than to Cuba, Iran, Iraq, Libya, North Korea, and Rwanda. Nevertheless, there can be no assurance that such authority will not be revoked or modified at any time for any particular jurisdiction or in general. In addition, there can be no assurance that such export controls, either in their current form or as may be subsequently enacted, will not limit our ability to distribute our services outside of the United States or electronically. While we take precautions against unlawful exportation of our software, the global nature of the Internet makes it virtually impossible to effectively control the distribution of our services. Moreover, future Federal or state legislation or regulation may further limit levels of encryption or authentication technology. Any such export restrictions, the unlawful exportation of our services, or new legislation or regulation could have a material adverse effect on our business, financial condition and results of operations.

    The legal structure and scope of operations of our subsidiaries in some foreign countries may be subject to restrictions which could result in severe limits to our ability to conduct business in these countries and this could have a material adverse effect on our financial position, results of operations and cash flows. To the extent that we develop or offer messaging services in foreign countries, we will be subject to the laws and regulations of these countries. The laws and regulations relating to the Internet in many countries are evolving and in many cases are unclear as to their application. For example, in India, the PRC and other countries we may be subject to licensing requirements with respect to the activities in which we propose to engage and we may also be subject to foreign ownership limitations or other approval requirements that preclude our ownership interests or limit our ownership interests to up to 49% of the entities through which we propose to conduct any regulated activities. If these limitations apply to our activities, including our activities conducted through our subsidiaries, our opportunities to generate revenue will be reduced, our ability to compete successfully in these markets will be adversely affected, our ability to raise capital in the private and public markets may be adversely affected and the value of our investments and acquisitions in these markets may decline. Moreover, to the extent we are limited in our ability to engage in certain activities or are required to contract for these services from a licensed or authorized third party, our costs of providing our services will increase and our ability to generate profits may be adversely affected.

Our intellectual property rights are critical to our success, but may be difficult to protect.

    We regard our copyrights, service marks, trademarks, trade secrets, domain names and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, members, strategic partners and others to protect our proprietary rights. Despite our precautions, unauthorized third parties may improperly obtain and use information that we regard as proprietary. Third parties may submit false registration data attempting to transfer key domain names to their control. Our failure to pay annual registration fees for key domain names may result in the loss of these domains to third parties. Third parties have challenged our rights to use some of our domain names, and we expect that they will continue to do so, which may affect the value that we can derive from the planned disposition of the domain names included among our non-core assets.

    The status of United States patent protection for software products is not well defined and will evolve as additional patents are granted. If we apply for a patent in the future, we do not know if our application will be issued with the scope of the claims we seek, if at all. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technology.

    Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, other parties have asserted and may in the future assert infringement claims against us. We cannot be certain that our services do not infringe issued patents. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our services.

    We have been and may continue to be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims related to the use of our domain names and claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Third parties have challenged our rights to register and use some of our domain names based on trademark principles and on the recently enacted Anticybersquatting Consumer Protection Act. If domain names become more valuable to businesses and other persons, we expect that third parties will continue to challenge some of our domain names and that the number of these challenges may increase. In addition, the existing or future laws of some countries, in particular countries in Europe, may limit or prohibit the use in those countries or elsewhere of some of our geographic names that contain the names of a city in those countries or the name of those countries. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running our business. These claims and the potential for such claims may reduce the value that we can expect to receive from the dispositon of our domain names.

A substantial amount of our common stock may come onto the market in the future, which could depress our stock price.

    Sales of a substantial number of shares of our common stock in the public market could cause the market price of our Class A common stock to decline. As of February 28, 2000, we had an aggregate of 80,851,123 shares of Class A and Class B common stock. On March 20, 2001, we issued an additional 3,000,000 shares of Class A common stock in a capital raising transaction and are obligated to issue to the purchaser in this financing an additional 1,000,000 shares subject to certain conditions if the closing price of our Class A common stock has not traded at or above $10 per share for five consecutive days. As of February 28, 2001, we had options to purchase approximately 13.9 million shares of Class A common stock outstanding. As of March 31, 2001, we had warrants to purchase 1,071,233 shares of Class A common stock outstanding. As of March 31, 2000, after giving effect to our recent note exchanges and senior note issuances, we had approximately 30,798,598 shares of Class A common stock issuable upon conversion of outstanding senior convertible notes at exercise prices ranging from $1 per share to $1.75 per share and up to an additional 7,699,649 shares of Class A common stock issuable over five years in payment of a portion of the interest on such senior notes. In addition, we had 1,271,504 shares of Class A common stock issuable upon conversion of our remaining outstanding 7% Convertible Subordinated Notes due 2005 at an exercise price of $18.95 per share. In addition, the holders of Series A Preferred Stock of our India.com subsidiary have the right during the 60 day period commencing December 31, 2000 to exchange such preferred stock for shares of our Class A common stock based on the original purchase price of such stock, which in the aggregate was $14.25 million, divided by the closing price of our Class A common stock around December 31, 2000. Under the original exchange agreement, the exchange price was subject to a floor of $4.50. In consideration of a $5 million bridge funding arrangement provided to us by India.com during the first quarter of 2001, the exchange price floor was initially reduced to $3.00 and is subject to further reduction to $1.30 for the percentage of shares of Series A preferred stock equal to the percentage of the India.com bridge loan drawn down. As of March 31, 2001, 80% of the $5 million bridge loan has been drawn down. If the full amount of the India.com bridge loan is drawn down, and all of the shares of preferred stock are exchanged and the closing price of our Class A common stock around December 31, 2001 is $1.30 per share or less, then we would be obligated to issue 10,961,538 shares of Class A common stock.

    As of February 28, 2001, approximately 53,761,110 shares of Class A common stock and Class B common stock were freely tradable, in some cases subject to the volume and manner of sale limitations contained in Rule 144. As of such date, approximately 27,090,013 shares of Class A common stock will become available for sale at various later dates upon the expiration of one-year holding periods or upon the expiration of any other applicable restrictions on resale. We are likely to issue large amounts of additional Class A common stock, which may also be sold and which could adversely affect the price of our stock.

    As of March 31, 2001, the holders of approximately 25,932,333 shares of outstanding Class A common stock and the holders of approximately 51,731,289 shares of Class A common stock issuable upon conversion of our outstanding senior or subordinated convertible notes, issuable in payment of interest over the next five years on our senior convertible notes, issuable upon exercise of the exchange right held by holders of India.com preferred stock and issuable upon exercise of the warrants issued to India.com, had the right, subject to various conditions, to require us to file registration statements covering their shares, or to include their shares in registration statements that we may file for ourselves or for other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of the Class A common stock to fall. An undetermined number of these shares have been sold publicly pursuant to Rule 144.

Our Class A common stock may be subject to delisting from the Nasdaq National Market.

        Our Class A common stock faces potential delisting from the Nasdaq National Market which could hurt the liquidity of our Class A common stock. We may be unable to comply with the standards for continued listing on the Nasdaq National Market. These standards require, among other things, that our Class A common stock have a minimum bid price of $1 and state that a deficiency shall exist if such minimum bid price remains below $1 for a period of thirty consecutive business days. In addition, if our stock price is below $5 per share, we must maintain minimum net tangible assets of at least $4 million. We have received a notice from the Nasdaq staff that our Class A common stock has failed to maintain a minimum bid price of $1 for 30 consecutive trading days. In accordance with the notice, if the bid price of our stock is at least $1 for a minimum of 10 consecutive trading days at any time before July 23, 2001, the Nasdaq staff will determine if we comply with the rule. If we are unable to demonstrate compliance, the staff will provide us with a de-listing notice. If we receive a de-listing notice, we will be entitled to appeal the staff's decision to a Nasdaq Listing Qualifications Panel. In addition, as of December 31, 2000, the company did not have a minimum tangible net assets of $4 million. If we are unable to demonstrate compliance with the Nasdaq criteria for maintaining our listing, our Class A common stock could be subject to delisting. If our common stock were to be delisted from trading on the Nasdaq National Market and were neither re-listed thereon nor listed for trading on the Nasdaq Small Cap Market or other recognized securities exchange, trading, if any, in the common stock may continue to be conducted on the OTC Bulletin Board or in the non-Nasdaq over-the-counter market. Delisting would result in limited release of the market price of the common stock and limited news coverage of EasyLink Services and could restrict investors' interest in our Class A common stock and materially adversely affect the trading market and prices for our Class A common stock and our ability to issue additional securities or to secure additional financing.

Our stock price has been volatile and we expect that it will continue to be volatile.

    Our stock price has been volatile since our initial public offering and we expect that it will continue to be volatile. As discussed above, our financial results are difficult to predict and could fluctuate significantly. In addition, the market prices of securities of Internet-related companies have been highly volatile. A stock's price is often influenced by rapidly changing perceptions about the future of the Internet or the results of other Internet or technology companies, rather than specific developments relating to the issuer of that particular stock. As a result of volatility in our stock price, a securities class action may be brought against us. Class-action litigation could result in substantial costs and divert our management's attention and resources.

We have continuing obligations in connection with the sale of our advertising network business.

    On March 30, 2001, we completed the sale of our advertising network business to Net2Phone, Inc. Included in the sale were our rights to provide e-mail-based advertising and permission marketing solutions to advertisers, as well as our rights to provide e-mail services directly to consumers at the www.mail.com Web site and in partnership with other Web sites. In connection with the sale, we entered into a hosting agreement under which we will host or arrange to host the consumer e-mailboxes for Net2Phone for a minimum of one year. We plan to transition the hosting of the consumer e-mail boxes to a third party provider in the near future.

    A portion of the payments payable to us by Net2Phone under our hosting agreement with them are conditioned upon the successful transition of the hosting of the consumer e-mail boxes to the third party provider as well as the assignment to Net2Phone of our contracts to provide consumer e-mail services for third party Web sites. We cannot assure you that we will successfully complete the transition to the third party provider or that the contracts with the third party Web sites will be successfully assigned to Net2Phone. If we do not satisfy or we experience delays in these transition and assignment requirements, our payments under the hosting agreement with Net2Phone will be reduced or delayed. If we do not successfully transition to the third-party provider, we will continue to be obligated to host or arrange for the hosting of the consumer e-mail boxes for Net2Phone. Moreover, even after transition to a third party provider and assignment of our contracts with third party Web sites to Net2Phone, we may nonetheless remain liable for our obligations under these contracts. Accordingly, we may have liability if there is a breach on the part of the third party to which we transition the hosting or on the part of Net2Phone under the third party Web site agreements that are assigned to them.

We intend to sell our Asia.com, Inc. and India.com, Inc. subsidiaries and our portfolio of domain names. Until a sale or other disposition is completed, the following special risks will continue to apply to these operations:

The limited installed personal computer base and high cost of accessing the Internet in China and India limits the pool of potential customers for Asia.com and India.com.

    The market penetration rates of personal computers and on-line access in China and India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through cable television modems or set-top boxes for televisions, are currently unavailable in India and China. There can be no assurance that the number or penetration rate of personal computers in China and India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in China and India.

    Our growth is limited by the cost to Chinese and Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in China and India. If the overall costs required to access the Internet do not significantly decrease, most of China's and India's population will not be able to afford to use our services. The failure of a significant number of additional Chinese and Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.

    We believe that wireless access to the Internet through a variety of hand-held and other devices such as mobile phones will become increasingly important in Asia. Accordingly, our Asia.com subsidiary has made wireless Internet services for businesses an important part of its business focus. We cannot assure you that wireless access to the Internet will in fact develop and reach wide use and acceptance in Asia as we expect.

We are relying on electronic commerce as a significant part of Asia.com's and India.com's future revenue, but the Internet has not yet been proven as an effective commerce medium in China and India.

    Asia.com's and India.com's revenue growth depends in part on the increasing acceptance and use of electronic commerce in China and India. The Internet may not become a viable commercial marketplace in Asia for various reasons, many of which are beyond our control, including:

o        inexperience with the Internet as a sales and distribution channel;

o inadequate development of the necessary infrastructure to facilitate electronic commerce;

o concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet; and

o inexperience with credit card usage or with other means of electronic payment.

Underdeveloped telecommunications infrastructure and unclear telecommunications regulations have limited and may continue to limit the growth of the Internet market in China and India.

    The telecommunications infrastructure in China and India is not well developed. The underdeveloped Internet infrastructure in China and India has limited the growth of Internet usage there. If the necessary Internet infrastructure is not developed, or is not developed on a timely basis, future growth of the Internet in China and India will be limited and our business could be harmed.

    On September 25, 2000, the Chinese government promulgated PRC Telecommunication Regulations ("Telecom Regulations"). The Telecom Regulations define two types of telecommunication business, basic telecommunication business and value-added telecommunication business. The Telecom Regulations also provide that the State Council will promulgate separate rules to regulate foreign entities' investment and operation of telecommunication business in China. We cannot predict the effect of the new laws and regulations to be promulgated by the State Council in this regard.

Our Asia.com business may be adversely affected by Chinese government regulation of Internet companies.

    China has recently begun to regulate its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the Chinese Internet sector, the existence and enforcement of content restrictions on the Internet and the availability of securities offerings by companies operating in the Chinese Internet sector. There are substantial uncertainties regarding the proper interpretation of current and future Chinese Internet laws and regulations.

    Issues, risks and uncertainties relating to Chinese government regulation of the Chinese Internet sector include the following:

    A prohibition of foreign investment in businesses providing value-added telecommunication services, including computer information services or electronic mail box services, may be applied to Internet businesses such as ours. Some officials of the Chinese Ministry of Information and Industry, or MII, have taken the position that foreign investment in the Internet sector is prohibited.

    The MII has also stated recently that it intends to adopt new laws or regulations governing foreign investment in the Chinese Internet sector in the near future. If these new laws or regulations forbid foreign investment in the Internet sector, our business in China will be severely impaired.

    On September 25, 2000, the Chinese government promulgated Administrative Measures on Internet Information Services ("Administrative Measures"). The Administrative Measures require commercial Internet information service providers to apply for an Internet information service value-added telecommunication business license from the telecommunication administration authority to be able to engage in Internet information service businesses and activities in China. The Administrative Measures also provide that any initial public offering and listing project or any equity or contractual joint venture project with foreign investors by a commercial Internet information service provider requires a prior consent from the central information industry authority. It remains uncertain what percentage will be allowed for foreign investment in the Internet information service business under existing laws and regulations. We operate our business in China through our subsidiaries, and are currently in the process of applying for an Internet information service value-added telecommunication business license. We cannot predict whether this application will be successful.

    Under the agreement reached in November 1999 between China and the United States concerning the United States' support of China's entry into the World Trade Organization, or WTO, foreign investment in Chinese Internet services will be liberalized to allow for 30% foreign ownership in key telecommunication services, including Chinese Internet ventures, for the first year after China's entry into the WTO (subject to certain geographic limitations), 49% in the second year (with expanded geographic coverage) and 50% thereafter (with no geographic limitations). The implementation of this agreement is subject to approval by the U.S. Congress, China's completion of bilateral negotiations with other WTO members, the multilateral negotiation of China's accession protocol with the WTO and the completion of China's own domestic procedures for accession. Within the United States, China's WTO accession faces opposition from trade unions, environmentalists and human rights organization.

    The MII has also stated recently that the activities of Internet content providers are also subject to regulation by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider. Various government authorities have stated publicly that they are in the process of preparing new laws and regulations that will govern these activities. The areas of regulation may include online advertising and online news reporting. In addition, the new laws and regulations may require various Chinese government approvals for securities offerings by companies engaged in the Internet sector in China.

    The interpretation and application of existing Chinese laws and regulations, the stated positions of the MII and the possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese Internet businesses, including our Asia.com business.

    Accordingly, it is possible that the relevant Chinese authorities could, at any time, assert that any portion or all of Asia.com's existing or future ownership structure and businesses violates Chinese laws and regulations. It is also possible that the new laws or regulations governing the Chinese Internet sector that may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of Asia.com's current or proposed businesses and operations. In addition, these new laws and regulations may be retroactively applied to Asia.com.

    If Asia.com is found to be in violation of any existing or future Chinese laws or regulations, the relevant Chinese authorities would have broad discretion in dealing with such a violation, including, without limitation, the following:

o        levying fines;

o        revoking our business license;

o        requiring us to restructure our ownership structure or operations; and

o requiring us to discontinue any portion or all of our Internet business.

Even if Asia.com complies with Chinese governmental regulations, the Chinese government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.

    China has enacted regulations governing Internet access and the distribution of news and other information. Even if we comply with Chinese governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government takes any action to limit or prohibit the distribution of information through our network or to limit or regulate any current or future content or services available to users on our network, our Asia.com business would be harmed.

Some of our operations are based in India, which presents special regulatory and other risks to our business.

    India has also recently begun to regulate its Internet sector by making pronouncements or enacting regulations regarding various Internet activities in India and the legality of foreign investment in the Indian Internet sector. There are substantial uncertainties regarding the proper interpretation of current and future Indian Internet laws and regulations. Issues, risks and uncertainties relating to Indian government regulation of the Indian Internet sector include risks similar to those in China, in particular with respect to limitations on foreign investment.

    The Indian government is attempting to liberalize this sector and has enacted or is currently considering enacting new legislation in that regard. For example, Press Note No. 7 (2000 series) dated July 14, 2000, permits 100% foreign investment in business-to-business e-commerce companies, subject to the condition that "such investing companies" divest 26% of their equity in favor of the Indian public in five years, if "these companies" are listed in other parts of the world. It remains unclear as to whether the referenced listing is of the Indian subsidiary or of the investor company. For retail e-commerce companies, 51% foreign equity investment is permitted. Press Note No. 8 (2000 series) dated August 29, 2000, removes the earlier restriction on automatic approvals in cases where a foreign investor had a previous or existing joint venture or technology transfer/trade mark agreements in the same or allied field in India for all proposals relating to information technology.

    In the telecom sector, the present cap on foreign equity is 49% and a license is required to provide such services. However, the license required for ISPs has been waived until October 31, 2003. Also, in Press Note No. 9 (2000 series) dated September 8, 2000 the Indian government recently permitted 100% foreign direct investment in relation to certain activities including:

o ISPs not providing gateways (applicable both for satellite and submarine cables);

o        Infrastructure providers providing dark fiber (IP category 1);

o        Electronic mail; and

o        Voice mail.

    However, the above activities are still subject to the 26% divestment rule, certain security restrictions and other regulations.

    The government has also recently passed the Information Technology Act, 2000 which focuses on recognizing and regulating electronic transactions and records, affecting:

o        authentication of digital records;

o        legal recognition of electronic records and digital signatures;

o        attribution, acknowledgment and dispatch of electronic records;

o        secure electronic records and digital signatures; and

o        regulation of certifying authorities.

    More legislation that is presently being discussed is a draft Information Communication and Entertainment Bill, 2000 ("ICE Bill") that would govern the rapid convergence of broadcasting, telecommunications and information technologies. The ICE Bill contemplates the establishment of a Communication Commission to license and regulate the provision of network facilities, network services, application services or content application services and ownership of wireless apparatus.

    It is unclear how the ICE Bill, if enacted, or any of the legislation previously discussed, will affect India.com's business and operations. Further, political instability could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular. Although during the past decade, the government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and further reforms are still expected under the current policy to promote the information technology and software industries, political uncertainty still exists and a significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our India.com business in particular. Our Asia.com and India.com properties developed by WORLD.com compete with the major business and consumer portals and other providers of Internet services in the markets in which they operate.

                                 USE OF PROCEEDS

    The selling stockholders will receive all of the proceeds from the sale of our Class A common stock under this prospectus. We will not receive any proceeds from these sales.

                          DESCRIPTION OF CAPITAL STOCK

    The following descriptions of our capital stock and the relevant provisions of our amended and restated certificate of incorporation, as amended, and bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation, as amended, and our bylaws.

    We are authorized to issue up to 150,000,000 shares of Class A common stock, par value $.01 per share, 10,000,000 shares of Class B common stock, par value $.01 per share, and 60,000,000 shares of preferred stock, par value $.01 per share.

Common stock

    As of February 28, 2001, we had approximately 70,851,123 shares of Class A common stock outstanding held of record by approximately 382 stockholders and 10,000,000 shares of Class B common stock outstanding held entirely by Gerald Gorman, our Chairman.

    All of the issued and outstanding shares of our Class A common stock are fully paid and nonassessable. Except as described below, the issued and outstanding shares of our Class A common stock and Class B common stock generally have identical rights. In addition, under our amended and restated certificate of incorporation, as amended, holders of Class A common stock have no preemptive or other subscription rights to purchase shares of our stock, nor are they entitled to the benefits of any redemption or sinking fund provisions.

    Voting rights

    The holders of our Class A common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. The holder of our Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally, including the election of directors. In addition to any class vote that may be required under law or our amended and restated certificate of incorporation, as amended, all classes of capital stock entitled to vote generally on any matter vote together as a single class. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election.

    Please see "Risk Factors - Gerald Gorman controls EasyLink Services and will be able to prevent a change of control."

    Liquidation preferences

    If we are liquidated, dissolved or wound up, the holders of our Class A common stock and Class B common stock will be entitled to receive distributions only after satisfaction of all liabilities and the prior rights of any outstanding class of preferred stock. If we are liquidated, dissolved or wound up, our assets legally available after satisfaction of all of our liabilities shall be distributed to the holders of our Class A common stock and Class B common stock pro rata based on the respective numbers of shares of Class A common stock held by these holders or issuable to them upon conversion of Class B common stock.

    Conversion rights/mandatory conversion

    Holders of our Class A common stock have no conversion rights. Holders of our Class B common stock may convert each share into one share of Class A common stock. In addition, the holder of Class B common stock has contractually agreed with the former holders of Class C preferred stock and Class E preferred stock and some former holders of Class A preferred stock that he will not transfer his shares of Class B common stock in the form of Class B common stock unless such holders have had the opportunity within specified time periods to dispose of their shares of Class A common stock issuable upon conversion of their preferred stock at specified prices. As a result, until this condition has been satisfied or the former holders of a majority in interest of each class of preferred stock otherwise consent in writing, the holder of Class B common stock must convert shares of Class B common stock into shares of Class A common stock prior to transfer.

    Dividends

    The holders of both classes of our common stock are entitled to receive equal non-cumulative dividends when and as declared from time to time by the board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

Preferred stock

    Under our amended and restated certificate of incorporation, as amended, the board of directors is authorized, without further stockholder approval, to issue up to 60,000,000 shares of preferred stock in one or more classes or series. The board also has the authority to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such class or series, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences. Preferred stock could thus be issued quickly with terms that could delay or prevent a change of control of EasyLink Services or make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our Class A common stock and may adversely affect the voting and other rights of the holders of our Class A common stock. Currently, we do not have any preferred stock outstanding and have no plans to create or issue any shares of any new class or series of preferred stock.


Anti-takeover effects of certain provisions of Delaware law and our amended and restated certificate of incorporation, as amended, and bylaws

    We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Generally, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeovers or changes in control with respect to EasyLink Services and, accordingly, may discourage attempts to acquire EasyLink Services.

    In addition, provisions of the amended and restated certificate, as amended, and bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    Board of Directors vacancies. Our bylaws authorize the board of directors to fill vacant directorships or increase the size of the board of directors. This may prevent a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the resulting vacancies created by such removal with its own nominees.

    Special meetings of stockholders. Our bylaws provide that special meetings of stockholders of EasyLink Services may be called at any time by the Chairman of the board, the Vice Chairman of the board, if any, the President, if any, or the board of directors. Written notice of the meeting must be given not less than 10 nor more than 60 days before the date of the meeting.

    Authorized but unissued shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to the limitations imposed by The Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of EasyLink Services by means of a proxy contest, tender offer, merger or otherwise.

    The General Corporation Law of the State of Delaware provides generally that, in addition to the approval of the board of directors, the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation unless a corporation's certificate of incorporation requires a greater percentage.

Transfer agent and registrar

    The transfer agent and registrar for our Class A common stock is American Stock Transfer and Trust Company.

                              SELLING STOCKHOLDERS

   The table below sets forth information with respect to the beneficial ownership of our Class A common stock by the selling stockholders immediately prior to this offering and as adjusted to reflect the sale of shares of our Class A common stock in the offering. All information with respect to the beneficial ownership has been furnished by the respective selling stockholders. Percentages are based on the 80,851,123 shares of Class A common stock and Class B common stock outstanding on February 28, 2001.

Holders of Senior Convertible Notes


                                                                 Number of
                                                                   Shares                       Percentage
                                                  Number of      Offered by      Number of     of Shares to
                                                    Shares           this       Shares to be     be Held
                                                Beneficially     Prospectus     Held After        After
Selling Stockholder                                Owned(1)        (1)(2)         Offering      Offering(3)
-------------------                               --------       ------------   -----------    ------------
Federal Partners, L.P. (4)                          9,756,944(5)   9,756,944           0           *
Public Employee Retirement System of Idaho          2,259,569      2,259,569           0           *
City of Milford Pension & Retirement Fund             645,492        645,492           0           *
Morgan Trust Co.of the Bahamas Ltd. as                430,361        430,361           0           *
Trustee U/A/D 11/30/93
Wells Family LLC                                      430,333        430,333           0           *
Albert L. Zesiger                                     392,665        392,665           0           *
Roanoke College                                       322,764        322,764           0           *
Domenic J. Mizio                                      322,764        322,764           0           *
NFIB Corporate Account                                269,063        269,063           0           *
City of Stamford Firemen's Pension Fund               268,951        268,951           0           *
Barrie Ramsay Zesiger                                 268,951        268,951           0           *
Wolfson Investment Partners LP                        215,167        215,167           0           *
Dean Witter Foundation                                215,167        215,167           0           *
National Federation of Independent                    215,139        215,139           0           *
Business Employee Pension  Trust
The Jenifer Altman Foundation                         188,260        188,260           0           *
Theeuwes Family Trust, Felix Theeuwes Trustee         161,382        161,382           0           *
Susan Uris Halpern                                    161,382        161,382           0           *
Andrew Heiskell                                       161,354        161,354           0           *
Meehan Foundation                                     118,388        118,388           0           *
The Meehan Investment Partnership I, L.P.             107,597        107,597           0           *
Murray Capital, LLC                                   107,597        107,597           0           *
Mary C. Anderson                                      107,597        107,597           0           *
Butler Family LLC                                     107,569        107,569           0           *
William B. Lazar                                       80,691         80,691           0           *
Psychology Associates                                  80,691         80,691           0           *
Peter Looram                                           80,691         80,691           0           *
Nicola Zesiger Mullen                                  80,691         80,691           0           *
Lazar Foundation                                       80,691         80,691           0           *
Jeanne L. Morency                                      80,691         80,691           0           *
Helen Hunt                                             80,691         80,691           0           *
HBL Charitable Unitrust                                80,691         80,691           0           *
David Zesiger                                          80,691         80,691           0           *
Asphalt Green, Inc.                                    80,691         80,691           0           *
Alexa Zesiger Carver                                   80,691         80,691           0           *
A. Carey Zesiger                                       80,691         80,691           0           *
Leonard Kingsley                                       53,813         53,813           0           *
Donald and Dan-Thanh Devivo                            26,892         26,892           0           *
John J. & Catherine H. Kayola                          16,138         16,138           0           *

                                                                 Number of
                                                                   Shares                       Percentage
                                                  Number of      Offered by      Number of     of Shares to
                                                    Shares           this       Shares to be     be Held
                                                Beneficially     Prospectus     Held After        After
Selling Stockholder                                Owned(1)        (1)(2)         Offering      Offering(3)
-------------------                               --------       ------------   -----------    ------------

Mary I. Estabil                                        10,763         10,763           0           *
James F. Cleary                                        10,763         10,763           0           *
Frederick Landman                                   1,152,500      1,152,500           0           *
The Waterproof Partnership, L.P.                      287,847        287,847           0           *
Sapient Corporation                                    57,625         57,625           0           *
Peoples Benefit Life Insurance Co.                    223,529        223,529           0           *
(Teamsters Separate Account)
Peoples Benefit Life Insurance Company                248,365        248,365           0           *
Retail Clerks Pension Trust #2                        745,096        745,096           0           *
St. Albans Partners Ltd.                              745,096        745,096           0           *
Yield Strategies Fund I, L.P.                         496,731        496,731           0           *
Bank Of America Pension Plan                          794,769        794,769           0           *
Circlet (IMA) Limited                                 741,371        741,371           0           *
General Motors Welfare Benefit Trust (ST-VEBA)        156,470        156,470           0           *
Newberg Family Trust                                  124,183        124,183           0           *
Woodmont Investments Limited                          124,183        124,183           0           *
JMG Capital Partners, L.P.                          1,988,910      1,988,910           0           *
JMG Triton Offshore Fund Limited                    3,292,580      3,292,580           0           *
Deutsche Banc Alex. Brown Inc.                        184,500        184,500           0           *
Deutsche Bank AG, London Branch                       599,625        599,625           0           *
The Common Fund F/A/O Absolute Return Fund             71,033         71,033           0           *
Helix Convertible Opportunities Fund, Ltd.            250,920        250,920           0           *
Helix Convertible Opportunities, L.P.                 323,798        323,798           0           *
BNP Cooper Neff Convertible Strategies Fund, L.P.      56,457         56,457           0           *
BNP Paribas Equity Strategies, S.N.C                  847,593        847,593           0           *
J. N. Industries Inc.                                  76,577(6)      73,800       2,777           *
Merced Partners Limited Partnership                   461,250        461,250           0           *
Fir Tree Institutional Value Fund, L.P.             1,172,228      1,172,228           0           *
Fir Tree Recovery Master Fund, L.P.                   215,493        215,493           0           *
Fir Tree Value Fund, L.P.                           2,963,703      2,963,703           0           *
Fir Tree Value Partners, LDC                          254,740        254,740           0           *

Other Holders



                                                           Number of
                                                              Shares                     Percentage
                                            Number of      Offered by      Number of    of Shares to
                                              Shares          this       Shares to be     be Held
                                            Beneficially    Prospectus     Held After      After
Selling Stockholder                           Owned            (2)         Offering       Offering
-------------------                          --------       -----------  -----------    ------------
Bantu, Inc. (7)                               445,744         445,744           0             *
3Cube, Inc. (8)                               144,632          64,549      80,083             *
STD, Inc. (9)                                 185,686         185,686           0             *
Edd Helms Group, Inc. (10)                     13,750          13,750           0             *
Madison Avenue Technology Group, Inc.(11)     102,215         102,215           0             *
SG Cowen Securities Corporation(12)           317,460         317,460           0             *
Aligned Investments Limited(13)               781,639         211,041     570,598             *
K. Digvijay Sing(14)                           75,900(15)      75,900           0             *
Arvindra Kanwal(16)                            30,000(15)      30,000           0             *
Sandeep Dalal(17)                              38,125(15)      38,125           0             *
James Ting(18)                              1,372,465(15)   1,134,583     237,882             *
Robert Tsang(18)                              618,200(15)     486,250     131,950             *
Prasad Investment (19)                        261,333(20)     261,333           0             *
Chung Yuen "Allan" Kwan (21)                  582,633          47,856     534,777             *
Po Ling "Clara" Shiu(22)                       14,040           8,827       5,213             *
Wai Ming Chu(22)                               10,038          10,038           0             *
Tyson Li(22)                                   30,970          30,970           0             *

                                                           Number of
                                                              Shares                     Percentage
                                            Number of      Offered by      Number of    of Shares to
                                              Shares          this       Shares to be     be Held
                                            Beneficially    Prospectus     Held After      After
Selling Stockholder                           Owned            (2)         Offering       Offering
-------------------                          --------       -----------  -----------    ------------
Sing Keung Lam(22)                             56,421          42,743      13,678             *
Yin Nei Kwok(22)                                3,049           3,049           0             *
Ming Fat Lam(22)                                4,404           4,404           0             *
Alexandra Rehak(22)                            16,489          16,489           0             *
Dee Han "Lanna" Ng(22)                          7,498           7,498           0             *
Chi Feng Sze(22)                               10,585          10,585           0             *
Albert Lam(22)                                 63,689          63,689           0             *
David Yen(23)                                 430,074          19,868     410,206             *
Brent Lee(22)                                  15,388          15,388           0             *
Li Wang(22)                                     9,930           9,930           0             *
Frank Meng(22)                                 38,389          38,389           0             *
Hua "Catherine" Cao(22)                        16,241          16,241           0             *
Michael Hiu(22)                                 1,048           1,048           0             *
Donald Ee(22)                                  24,511          24,511           0             *
Kee Hong Lu(22)                                   969             969           0             *
Liang-Chao Chai(22)                            45,811          32,133      13,678             *
Shu-Hui Liu(22)                                 4,954           4,954           0             *
Tiffany Chang(22)                               7,527           7,527           0             *
Chun-Yuan Yeh(22)                              11,259           2,925       8,334             *
Po-Yu Liu (22)                                  6,799           1,935       4,864             *
Tsung Hsi Lee(22)                               3,502           1,759       1,743             *
Yi-Nan Tsai(22)                                 3,906           3,383         523             *
Yu-Chun Hsiao(22)                               1,772           1,772           0             *
Chia-Yung Chou (22)                             2,475           1,952         523             *
Yueh-Fong Hsieh (22)                            2,335           1,482         853             *
Kuo-Hsiang Chang (22)                           1,980           1,980           0             *
Pao Lung Chang(22)                                 26              26           0             *
Pei-Chen "Teresa" Lin(22)                       1,614           1,614           0             *
Yi-Hsuan Lin(22)                                1,745           1,745           0             *
Ya-Ling Yeh(22)                                 3,251           3,251           0             *
Yu-Chien Jeng(22)                               1,152           1,152           0             *
Ching-Yi Chen(22)                               1,887           1,887           0             *
Yi-Yi Tsung(22)                                 1,489           1,489           0             *
Hsin-Ying Chen(22)                              1,113           1,113           0             *
I-Hung Lin(22)                                  2,432           2,432           0             *
Ren-Rung Iau(22)                                  123             123           0             *
Chih-Hao Chen(22)                                 369             369           0             *
Pei-Chun Lin(22)                                1,277           1,277           0             *
Wu-Chuan Chen(22)                               4,303           4,303           0             *
Hsiu-Ru Ko (22)                                 1,639           1,639           0             *
Chen-Ching Wang(22)                             3,850           3,850           0             *
Yuan Shun Sun(22)                               3,110           3,110           0             *
Li-Fang Lin(22)                                 1,423           1,423           0             *
Tsan-Hsien Yang(22)                             1,605           1,605           0             *
Yu-Shyan Chiu(22)                               1,113           1,113           0             *
Vigers Design(24)                               5,191           5,191           0             *
Tactics Communication(24)                       5,114           5,114           0             *
Charles Chu, Kenneth Sit & Wu(24)               4,894           4,894           0             *
Siao, Wen and Leung(24)                         1,110           1,110           0             *
Chen & Lin Attorney at Law(24)                  3,040           3,040           0             *
Vignette Asia Pte Ltd.                         16,888          16,888           0             *

---------

*        Less than one percent

(1) Except as otherwise disclosed in other footnotes below, the number of shares beneficially owned by the holders of senior convertible notes represents shares issuable upon conversion of our Senior Convertible Notes or mandatorily issuable in payment of a portion of the interest on our Senior Convertible Notes. The conversion price is subject to adjustment and, as a result, the number of shares may increase.

(2) This prospectus also covers any additional shares of Class A common stock that become issuable as a result of a stock split, stock dividend or similar transaction that results in an increase in the number of our outstanding shares of common stock.

(3) In accordance with the rules of the SEC, the percentage of Class A common stock outstanding owned by each selling stockholder is calculated as follows: (a) the numerator is the number of shares of Class A common stock held by that selling stockholder upon conversion of all Senior Convertible Notes owned by that selling stockholder and
         (b) the denominator includes the number of shares of Class A common stock and Class B common stock outstanding and the number of shares of Class A common stock held by that selling securityholder upon conversion of all notes owned by that selling securityholder.

(4) Stephen Duff, a director of EasyLink Services, is Treasurer and a limited partner of Federal Partners, L.P. Mr. Duff is also the Senior Investment Manager of The Clark Estates, Inc. The Clark Estates, Inc. provides management and administrative services to Federal Partners.

(5) Includes 3,000,000 shares of our Class A common stock and an additional 1,000,000 shares of Class A Common Stock we committed to issue to Federal Partners if the closing price of our Class A Common Stock on the principal securities exchange on which they are traded is not at or above $10 per share for 5 consecutive days on or before December 31, 2001. Excludes 1,943,800 shares of Class A common stock not being sold pursuant to this prospectus that are held by accounts for which The Clark Estates, Inc. provides management and administrative services.

(6)      Includes 2,777 shares of our Class A common stock held by J.N.
         Industries.

(7) Concurrently with our investment in Bantu, we purchased source code and entered into a related development agreement

(8) We have received a technology license from 3Cube, Inc. that allows us to offer Web-based and email to fax services across our network of Web sites and ISP partners and our business customers.

(9) Doing business as Software Tool and Die. Barry Shein, President of STD, is an advisor to our board of directors and we have entered into an indemnification agreement with him to indemnify him from liabilities arising out of his capacity as an advisor.

(10)     In 2000, we purchased phone number from Edd Helms Group, Inc.

(11) In July 2000, we entered into a preferred list hosting agreement with Madison Avenue Technology Group that appointed us as a preferred reseller of CheetahMail's list host management services.

(12) SG Cowen Securities Corporation acted as an underwriter in connection with our initial public offering in June 1999, as an initial purchaser in connection with the issuance of our 7% convertible subordinated debentures in January 2000 and as our financial advisor in connection with the sale of our advertising network business completed in March 2001.

(13) Aligned Investments was a principal stockholder of Huelink Corporation Limited, which was acquired by our majority-owned subsidiary Asia.com, Inc. on June 1, 2000. Allen Huie, the principal stockholder of Aligned Investments became a director of Asia.com, Inc. upon the acquisition of Huelink Corporation Limited.

(14) Former director and chief executive officer of India.com, Inc., a majority-owned subsidiary of EasyLink Services.

(15)     Excludes shares issuable upon the exercise of employee stock options.

(16) Former President - Content of India.com, Inc., a majority-owned subsidiary of EasyLink Services.

(17) Former President - U.S. Operations and Alliances and Acquisitions of India.com, Inc., a majority-owned subsidiary of EasyLink Services.

(18) Former shareholder of TCom, Inc. EasyLink Services acquired TCom on October 18, 1999 in a merger. Since the merger, this selling stockholder has been employed by EasyLink Services in various capacities.

(19) Prasad Investment sold MyIndia.com Inc. to our majority-owned subsidiary India.com, Inc. in February 2001.

(20) Includes 65,333 potentially issuable as contingent payments in connection with the acquisition described in footnote 19 above.

(21) Chief executive officer and director of our majority-owned subsidiary Asia.com, Inc. Mr. Kwan was an indirect principal stockholder of Huelink Corporation Limited, which was acquired by our majority-owned subsidiary Asia.com, Inc. on June 1, 2000.

(22) Former employee of a subsidiary of Asia.com, Inc., a majority-owned subsidiary of EasyLink Services.

(23) Former employee of a subsidiary of Asia.com, Inc., a majority-owned subsidiary of EasyLink Services. Mr. Yen was an indirect principal stockholder of Huelink Corporation Limited, which was acquired by our majority-owned subsidiary Asia.com, Inc. on June 1, 2000.

(24) Former vendor of a subsidiary of Asia.com, Inc., a majority-owned subsidiary of EasyLink Services.

                              PLAN OF DISTRIBUTION

    The selling stockholders may offer and sell the Class A common stock covered by this prospectus from time to time. The selling stockholders' pledgees, donees, transferees or other successors in interest that receive such Class A common stock as a gift, partnership distribution or other non-sale related transfer may likewise offer and sell Class A common stock from time to time. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the Class A common stock on one or more exchanges, including the Nasdaq National Market, or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market prices or in negotiated transactions.

    The selling stockholders may sell the Class A common stock by one or more of the following means of distribution:

o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may purchase and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus; and

o ordinary brokerage transactions and transactions in which the broker solicits purchasers.

    We may amend this prospectus from time to time to describe a specific plan of distribution. In connection with distributions of the Class A common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our Class A common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell our Class A common stock short and redeliver the shares covered by this prospectus to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the Class A common stock offered under this prospectus, which Class A common stock such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge the shares of Class A common stock registered hereunder to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged Class A common stock pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, the selling stockholders may also sell the Class A common stock under Rule 144 rather than pursuant to this prospectus if the shares so qualify for resale under Rule 144.

    In effecting sales, brokers, dealers or agents engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. We will pay all expenses incident to the offering and sale of the Class A common stock covered by this prospectus to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. In the case of sales by STD, Inc., we will pay any commissions and discounts of underwriters, dealers or agents if the average sales price of the shares sold by STD, Inc. is below $16.00 per share.

    In order to comply with the securities laws of certain states, if applicable, the Class A common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Class A common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares may not simultaneously engage in market-making activities with respect to our common stock for the applicable period under Regulation M of the Exchange Act prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling stockholders. All of the foregoing may affect the marketability of the shares.

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered by this prospectus, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                  LEGAL MATTERS

    The validity of the Class A common stock offered in this prospectus has been passed upon by David Ambrosia, our General Counsel. As of the date hereof, Mr. Ambrosia owned 4,475 shares of our Class A common stock and held options to purchase 308,030 shares of our Class A common stock.


                                     EXPERTS

    Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by KPMG LLP, independent accountants, as set forth in their report thereon, incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 2000 financial statements, dated February 15, 2001, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations since inception and has a working capital deficiency that raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

    The consolidated financial statements of The Allegro Group, Inc. appearing in our Amendment to Current Report on Form 8-K/A, dated October 26, 1999 have been audited by KPMG LLP, independent accountants, as set forth in their reports thereon incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of Asia.com, Inc. (formerly eLong.com, Inc.) (a development stage enterprise) incorporated in this prospectus by reference to our Amendment to Current Report on Form 8-K/A, dated May 26, 2000, have been audited by KPMG, independent public accountants, as indicated in their report with respect thereto and have been incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing. Our report dated May 24, 2000, contains an emphasis paragraph that states the group's operations are subject to extensive regulation and supervision by the

People's Republic of China ("PRC") government. The laws and regulations pertaining to Internet content provider businesses in the PRC are evolving and may be subject to change.

    The financial statements of NetMoves Corporation (formerly FaxSav Incorporated) incorporated in this prospectus by reference to our Amendment to Current Report on Form 8-K/A, dated April 24, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.


          Registration fee                                $ 6,355
          Accounting fees and expenses                     15,000
          Legal fees and expenses                               0
          Miscellaneous expenses                            1,100
                                                          -------
              Total:                                      $22,355

Item 15.  Indemnification of Directors and Officers.

        Section 145 of Delaware General Corporation Law empowers the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. The termination of any cause of action, suit or proceeding by judgment, order, settlement, conviction, or upon plea of nolo contendre or its equivalent, does not, of itself, create a presumption that such person did not act in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

        As permitted by Section 145 of the Delaware General Corporation Law, the registrant's amended and restated certificate of incorporation, as amended provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for any breach of the director's duty of loyalty to the Company or its stockholders; for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; for the unlawful payment of dividends or unlawful stock repurchases under Section 174 of the Delaware General Corporation Law; or for any transaction from which the director derived an improper personal benefit.

        The bylaws of the Company provide that the Company shall indemnify directors, officers and employees for such liabilities in such manner, under such circumstances and to such extent as permitted by Section 145 of the Delaware General Corporation Law, as now enacted or hereafter amended and that the Company shall advance all reasonable costs and expenses (including attorney's fees) incurred in defending any action, suit or proceeding to all persons entitled to such indemnification, all in the manner, under the circumstances and to the extent permitted by Section 145 of the Delaware General Corporation Law, as now enacted or hereafter amended.

        The Company has entered into indemnity agreements with each of its directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification described above and to provide additional procedural protections. In addition, the Company has obtained directors' and officers' insurance providing indemnification for directors, officers and key employees for various liabilities.

        At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the certificate of incorporation. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 16.  Exhibits.


Exhibit No.      Description
-----------      -----------
5                Opinion of David W. Ambrosia.

23.1             Consent of KPMG LLP.

23.2             Consent of KPMG.

23.3             Consent of PricewaterhouseCoopers LLP.

23.4             Consent of David W. Ambrosia (included in Exhibit 5).

24               Power of Attorney (set forth on signature page hereof).

Item 17.  Undertakings.

         (a) The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement;

                      (i) To include any prospectus required by Section 10(a)(3)
               of the Securities Act of 1933;

                      (ii) To reflect in the prospectus any facts or events
               arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this registration statement; and

                      (iii) To include any material information with respect to
               the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

        provided, however, that the undertakings set forth in paragraphs (i) and
        (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (d)    The undersigned registrant hereby undertakes that:

               (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was effective.

               (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edison, State of New Jersey, on April 2, 2001.



                                         EasyLink Services Corporation


                                         By  /s/ Thomas Murawski
                                             -------------------------
                                             Thomas Murawski
                                             Chief Executive Officer

                                POWER OF ATTORNEY

        We, the undersigned officers and directors of EasyLink Services Corporation, hereby severally and individually constitute and appoint Thomas Murawski and David Ambrosia, and each of them, the true and lawful attorneys-in-fact and agents of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) (1) any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents or instruments necessary or advisable in connection therewith, and (2) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, each of said attorneys-in-fact and agents to have the power to act with or without the others and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in and about the premises, as fully to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys-in-fact and agents or each of them to any and all such amendments and instruments.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



NAME                              TITLE                             DATE
----                              -----                             ----

/s/ Thomas Murawski               Chief Executive Officer and       April 27, 2001
---------------------------       Director (principal executive
(Thomas Murawski)                 officer)


/s/ Gerald Gorman                 Chairman and Director             April 27, 2001
---------------------------
(Gerald Gorman)

/s/ Gary Millin                   Director                          April 27, 2001
---------------------------
(Gary Millin)

/s/ Debra McClisiter              Executive Vice President and      April 27, 2001
---------------------------       Chief Financial Officer
(Debra McClister)                 (principal accounting and
                                  financial officer)


/s/ George Abi Zeid               Director                          April 27, 2001
---------------------------
(George Abi Zeid)

/s/ William Donaldson             Director                          April 27, 2001
---------------------------
(William Donaldson)

/s/ Stephen Duff                  Director                          April 27, 2001
---------------------------
(Stephen Duff)

/s/ Stephen Ketchum               Director                          April 27, 2001
---------------------------
(Stephen Ketchum)

/s/ Jack Kuehler                  Director                          April 27, 2001
---------------------------
(Jack Kuehler)


                                  EXHIBIT INDEX



Exhibit No.      Description
-----------      -----------
5                Opinion of David W. Ambrosia.
23.1             Consent of KPMG LLP.
23.2             Consent of KPMG.
23.3             Consent of PricewaterhouseCoopers LLP.
23.4             Consent of David W. Ambrosia (included in Exhibit 5).
24               Power of Attorney (set forth on signature page hereof).